UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 20, 2006

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-32389**	**41-2111139**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On March 20, 2006, NTS Realty Holdings Limited Partnership ("NTS Realty") issued a press release to announce that the board of directors of its managing general partner, NTS Realty Capital, Inc., approved a first quarter distribution of $0.10 per unit on NTS Realty's limited partnership units. The distribution will be paid on April 14, 2006, to limited partners of record at the close of business on March 31, 2006. In addition, the board of directors scheduled the annual meeting of NTS Realty's limited partners for June 13, 2006. All limited partners of record as of April 17, 2006, will be invited to attend the meeting, which will be held in Louisville, Kentucky. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Exhibits:

Exhibit No.	Description
99.1	Press release of NTS Realty Holdings Limited Partnership, dated March 20, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

/s/ Gregory A. Wells

By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: March 22, 2006



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: March 20, 2006

NTS Realty Holdings Limited Partnership Announces First Quarter Distribution and Sets Annual Meeting Date

Louisville, KY (March 20, 2006) (AMEX: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that the board of directors of its managing general partner, NTS Realty Capital, Inc., approved a quarterly distribution of $0.10 per unit on the Company's limited partnership units. The distribution will be paid on April 14, 2006, to limited partners of record at the close of business on March 31, 2006. A spokesperson for the Company indicated that, "For tax purposes, the amount of the Company's annual distribution may not exceed the Company's net cash flow from operations. As a result, and consistent with the Company's actions in 2005, the amount of the Company's quarterly distributions during the first three quarters of 2006 may be adjusted to ensure continued compliance with these tax law requirements." The spokesperson also indicated that, "The amount of any future distributions will be subject to the performance of the Company's properties, its potential acquisitions, the need for cash reserves and other factors. In addition, the actual amount and timing of all future distributions must be approved by the managing general partner's board of directors."

The board of directors also established that the Company's annual meeting of limited partners will be held on June 13, 2006 at the Holiday Inn Hurstbourne, which is located at 1325 S. Hurstbourne Parkway, Louisville, Kentucky 40222. All limited partners of record as of April 17, 2006, will be invited to attend. More detailed information on the annual meeting will be included in the Company's definitive proxy statement, which the Company anticipates mailing to limited partners on or before May 1, 2006.

About NTS Realty Holdings Limited Partnership
The Company owns thirty-four properties, comprised of eleven multifamily properties, nineteen office buildings and business centers, three retail properties and one ground lease. The properties are located in and around Louisville and Lexington, Kentucky, Fort Lauderdale, Florida, Indianapolis, Indiana, Atlanta, Georgia, Richmond, Virginia and Nashville, Tennessee. The Company's limited partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

Safe Harbor Under the Private Securities Litigation Reform Act of 1995
This press release contains forward looking statements that can be identified by the use of words like "expect," "may," "could," "intend," "project," "estimate," or "anticipate."

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These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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